

July 26, 2021

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, CA 94025

> **Re: Robinhood Markets, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 19, 2021**
> **File No. 333-257602**

Dear Mr. Tenev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed July 19, 2021

Prospectus Summary, page 1

1. Please revise the beginning of your summary disclosure to explain payment for order flow (PFOF) and to provide specific information regarding PFOF, including the importance of PFOF to Robinhood, the regulatory scrutiny surrounding PFOF, the related risks to Robinhood's business and financial condition, and the impact of those risks to investors.

2. Please refer to the second full paragraph on page 4. In light of the inherent trade-offs and opportunity costs to users under no-commission trading models, please remove the references to "lowest-cost."

3.   We note your disclosure on page 4 that the S&P 500 has produced an average annual return of approximately 13% since 2010 and that this has coincided with an increase in participation among retail investors. Please expand your disclosure to address the impact that long periods of price declines, for example the market declines in 2001 and 2008-2009 and quantify the percentage of decline during those periods, a flat market, or other factors, which may reduce retail investor participation, could have on Robinhood's business and the impact to investors.

Risk Factors, page 35

4.   Please revise to include risk factor and summary risk factor disclosure focused on best execution and execution quality practices. In particular, please address how regulatory changes or changes in rules could impact your business, and describe the potential impact to investors.

Because a majority of our revenue is transaction-based..., page 39

5.   You state that you "do not consider transaction fees when routing orders." Please revise here and throughout the prospectus to describe without qualification only the relevant factors you consider in routing equity and option orders.

6.   Please refer to the subsection "Risks Related to Regulation of PFOF." Please revise here and throughout the prospectus your description of the May 2019 SEC Enforcement investigation to clarify that the investigation alleged that you made misleading statements to customers on your website, including in FAQs relating to your PFOF practices.

Business
Best Execution, page 203

7.   We note your disclosure on the carry-over paragraph at the top of page 204 that "[t]hese PFOF arrangements are permitted under SEC guidelines and FINRA rules." Please revise your disclosure to clarify that the SEC has not provided specific approval of Robinhood's PFOF arrangements.

Legal Proceedings, page 206

8.   We note your disclosure on pages 52, 55 and 207 that you have received inquiries related to employee trading. Please revise your risk factor and legal proceedings disclosure to provide more specific information regarding the nature of such inquiries.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: D. Scott Bennett